

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13023

*3/8

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:
CNA Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Wabash
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie R. Rishel, Vice President (312) 545-5001
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name—if individual, state last, first, middle name)

111 South Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DD 3/9/13

OATH OR AFFIRMATION

I, Carol A. Kuntz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of CNA Investor Services, Inc. (the "Company") as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
LINDA M LUVIANO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires October 19, 2014

Linda M. Luviano
Notary Public

Carol A. Kuntz
Carol A. Kuntz

President and Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
(x)		Footnotes to Financial Statements.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

CNA INVESTOR SERVICES, INC.
(SEC I.D. No. 8-13023)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
YEAR ENDED DECEMBER 31, 2012 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606
USA

Tel: 312-486-1000
Fax: 312-247-1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
CNA Investor Services, Inc.
Chicago, Illinois

We have audited the accompanying financial statements of CNA Investor Services, Inc. (a wholly owned subsidiary of Continental Casualty Company, an affiliate of CNA Financial Corporation, an affiliate of Loews Corporation) (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNA Investor Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2013

CNA INVESTOR SERVICES, INC.

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash	$	159,445
State income taxes and fees recoverable		2,681
Prepaid expenses		8,246
TOTAL	$	170,372
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Amounts due to parent (Note 3)	$	6,209
Other liabilities		433
Total liabilities		6,642
Commitments & contingencies (Note 5)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value—100 shares authorized and outstanding at stated value		5,000
Additional paid-in-capital		227,949
Accumulated deficit		(69,219)
Total stockholder's equity		163,730
TOTAL	$	170,372

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

REVENUES:	
Commissions and fees	$ 25,565
Total revenues	25,565
EXPENSES:	
General and administrative (Note 3 and Note 5)	59,280
Total expenses	59,280
LOSS BEFORE INCOME TAXES	(33,715)
INCOME TAX EXPENSE (Note 4)	(2,364)
NET LOSS	$ (36,079)

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (36,079)
Adjustment to reconcile net loss to net cash used in operating activities:	
Increase in prepaid expenses	(58)
Decrease in state income taxes and fees recoverable	25
Decrease in amounts due to parent	(2,011)
Increase in other liabilities	100
Net cash used in operating activities	(38,023)
CASH —Beginning of year	197,468
CASH —End of year	$ 159,445

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-In Capital	Accumulated (Deficit)	Total Stockholder's Equity
BALANCE—January 1, 2012	$ 5,000	$ 227,949	$ (33,140)	$ 199,809
Net Loss	-	-	(36,079)	(36,079)
BALANCE—December 31, 2012	$ 5,000	$ 227,949	$ (69,219)	$ 163,730

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization—CNA Investor Services, Inc. (the "Company") is a registered broker/dealer. The Company is a wholly owned subsidiary of Continental Casualty Company ("CCC"). CCC is wholly owned by The Continental Corporation ("TCC"). TCC is wholly owned by CNA Financial Corporation ("CNA"). Loews Corporation owned approximately 90% of the outstanding common stock of CNA at December 31, 2012.

During 2004, CNA sold its individual life and annuity business and sold the assets and liabilities of CNA Trust Corporation. Since the Company served as a broker/dealer for products sold in the individual life and annuity line of business as well as for CNA Trust Corporation, with the sale of these entities, the related broker/dealer revenues also ceased. The Company served as the principal underwriter to Continental Assurance Company ("CAC") Separate Account (B) until the Principal Underwriting Agreement was terminated effective November 1, 2011. The Company no longer introduces new customers/accounts for any related or unrelated party.

The commissions currently received relate to the Company's existing customer balances with investment and insurance companies, and on the customers' incremental investments in their existing mutual fund accounts. The Company continues to serve as the principal underwriter for an external customer as part of the sale of CNA's Individual Life business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Commissions and Fees—Commission revenue and fees related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded when they are earned and realizable and are included in the commissions and fees line in the financial statements.

Fair Value of Financial Instruments—Cash, receivables, and payables are carried at cost, which approximates fair value.

Income Taxes—The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities. The Company records a valuation allowance when it is more likely than not that some or all of the deferred tax assets will not be realized.

3. RELATED PARTY TRANSACTIONS

The Company reimburses CCC for management services and similar expenses provided to the Company and paid for on behalf of the Company. The Company and CCC agreed to a monthly fixed fee of $3,000 for such services. As of June 1, 2012, the schedule of fees was amended to reduce the fees to $1,675 per month due to the reduced scope of business and responsibilities. Included in general and administrative expenses is $26,725 for these fees, charged to the Company by CCC for the year ended December 31, 2012. The Company had a payable of $1,675 due to CCC as of December 31, 2012.

Western Surety Company ("Western Surety"), a wholly owned subsidiary of CCC, provides the Company with blue sky bonds that cover losses in the event the Company was to violate the blue sky laws in the various states involving securities business. The Company pays fees annually to Western Surety for these bonds. Included in the general and administrative expenses are such fees in the amount of $425 for the year ended December 31, 2012.

The Company incurs certain direct expenses, which are paid by CCC on behalf of the Company. The Company reimburses CCC for these expenses. Included in the amounts due to parent as of December 31, 2012 is $2,339 for state income taxes and $2,195 for other fees, for which the Company has not yet reimbursed CCC.

The Company's results of operations and financial condition could be materially different if it entered arms-length transactions with third parties in lieu of the aforementioned related party transactions.

4. INCOME TAXES

The Company is included in the consolidated Federal income tax return of Loews Corporation, along with its indirect parent company, CNA. CNA has a policy whereby each of its member companies will pay to, or recover from, CNA the amount of Federal income taxes it would have incurred, or been entitled to recover, had the member company filed its own separate stand-alone Federal income tax return.

At December 31, 2012, the Company had no federal income taxes payable to or recoverable from CCC and a net deferred tax asset of $77,220, an increase of $12,619 for the year ended December 31, 2012. The federal net deferred tax asset relates to net operating loss carryforwards, which expire between 2024 and 2032. A valuation allowance has been established for the entire amount of the federal net deferred tax asset of $77,220, an increase of $12,619 for the year ended December 31, 2012, due to the uncertainty in the ability of the Company to generate sufficient future taxable income.

The income tax expense for the year ended December 31, 2012 relates to state income taxes. These taxes primarily represent minimum amounts charged by states in which the Company is qualified to do business. The amount of state income tax expense for 2012 is $2,364.

At December 31, 2012, there is no unrecognized tax benefit.

The Company recognizes interest accrued (if any) related to unrecognized tax benefits in Expenses and recognizes penalties (if any) in Income tax expense on the Statements of Operations. During 2012, the Company recognized no interest and no penalties. There are no amounts accrued for interest or penalties at December 31, 2012.

5. COMMITMENTS AND CONTINGENCIES

The Company is subject to certain litigation matters which arise in the normal course of business. The Company's management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position, cash flows or results of operations. The Company received notice of a request to arbitrate a complaint from a policyholder in February 2012. A settlement was reached between the parties and a one time fee of $13,500 was paid to settle the claim in November 2012, which is included in General and Administrative Expenses.

6. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. In addition, the Company is subject to a limitation on aggregate indebtedness, which shall not exceed 15 to 1 of aggregate indebtedness to net capital. At December 31, 2012, the Company had net capital of $152,803, which was $147,803 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

SEC Rule 15c3-3 (the "Rule") specifies requirements for broker-dealers to properly protect customers' funds and securities. These requirements include segregation of certain funds and securities. Broker-dealers that self-clear are responsible for complying with these requirements. Broker-dealers that do not hold customer funds and securities may qualify for exemptive provisions of the Rule. Two significant elements of the Rule are: 1) a formula for a cash reserve which restricts a broker-dealer from using customer funds and securities in its own business and 2) a requirement that brokers or dealers obtain and maintain physical possession or control, as defined in the Rule, of fully paid and excess margin securities.

Due to the nature of the Company's business, the Company operates under a Section k(1) exemption to the Rule. Section k(1) of the Rule exempts from the Rule broker-dealers dealing solely in mutual funds or variable annuities/variable life, provided that: 1) all transactions are limited solely to agency trades of redeemable securities (mutual funds, variable annuities or variable life) and 2) all funds and securities are promptly delivered in connection with brokerage activities and no customer funds are held.

Because of such exemption, the Company is not required to prepare a determination of reserve requirement and is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

* * * * * *

CNA INVESTOR SERVICES, INC. Schedule g

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2012

Total stockholder's equity reported on the statement of financial condition	$	163,730
DEDUCTIONS AND/OR CHARGES—Nonallowable assets included in the statement of financial condition:		
Prepaid expenses		(8,246)
State income taxes and fees recoverable		(2,681)
Total deductions and/or charges		(10,927)
NET CAPITAL	$	152,803
TOTAL AGGREGATE INDEBTEDNESS—Total liabilities	$	6,642
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.04 to 1
MINIMUM CAPITAL REQUIRED (The greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
EXCESS NET CAPITAL	$	147,803

Note: There are no material differences between the computation above and the computations included in CNA Investor Services, Inc. unaudited X-17a-5 Part II A filing as of December 31, 2012 filed on January 25, 2013.

CNA INVESTOR SERVICES, INC. **Schedule h**

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

The Company is exempt from the Computation for Determination of Reserve Requirements according to the provision of Rule 15c 3-3 k(1).

CNA INVESTOR SERVICES, INC. **Schedule i**
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provision of Rule 15 c3-3 k(1).

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606
USA

Tel: 312-486-1000
Fax: 312-247-1486
www.deloitte.com

February 25, 2013

CNA Investor Services, Inc.
333 South Wabash Avenue
Chicago, IL 60604

In planning and performing our audit of the financial statements of CNA Investor Services, Inc. (a wholly owned subsidiary of Continental Casualty Company, an affiliate of CNA Financial Corporation, an affiliate of Loews Corporation) (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 25, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP